BB&T Corporation

CFA Society of South Florida

March 31, 2011

Daryl N. Bible

Chief Financial Officer



BB&T
Best Bank In Town
Since 1872

Forward-Looking Information

This presentation contains certain forward-looking statements with respect to the financial condition, results of operations and businesses of BB&T. Statements that are not historical or current to facts or statements about beliefs and expectations are forward-looking statements. Forward-looking statements involve certain risks and uncertainties and are based on the beliefs and assumptions of the management of BB&T, and the information available to management at the time that this presentation was prepared. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following: (1) general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and / or a reduced demand for credit or other services; (2) changes in the interest rate environment may reduce net interest margins and / or the volumes and values of loans made or held as well as the value of other financial assets held; (3) competitive pressures among depository and other financial institutions may increase significantly; (4) legislative or regulatory changes, including changes resulting from the adoption and implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and changes in accounting standards, may adversely affect the businesses in which BB&T is engaged; (5) local, state or federal taxing authorities may take tax positions that are adverse to BB&T; (6) reduction in credit ratings; (7) adverse changes may occur in the securities markets; (8) competitors of BB&T may have greater financial resources and develop products that enable them to compete more successfully than BB&T; (9) costs or difficulties related to the integration of the businesses of BB&T and its merger partners may be greater than expected; (10) unpredictable natural or other disasters could have an adverse effect on us in that such events could materially disrupt our operations or the ability or willingness of our customers to access the financial services we offer; (11) expected cost savings associated with completed mergers and acquisitions may not be fully realized or realized within the expected time frames; and (12) deposit attrition, customer loss or revenue loss following completed mergers and acquisitions, may be greater than expected. You should not place undue reliance on any forward-looking statement and should consider all of the foregoing uncertainties and risk, as well as those more fully discussed under Item 1A. "Risk Factors Related to BB&T's Business" of BB&T's 2009 Annual Report on Form 10-K and in any of BB&T's subsequent SEC filings. Forward-looking statements speak only as of the date they are made, and BB&T undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

BB&T
Best Bank In Town
Since 1872

1

Non-GAAP Information

This presentation contains financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). BB&T's management uses these "non-GAAP" measures in their analysis of the Corporation's performance. BB&T's management believes that these non-GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods as well as demonstrating the effects of significant gains and charges in the current period. The Company believes that a meaningful analysis of its financial performance requires an understanding of the factors underlying that performance. BB&T's management believes that investors may use these non-GAAP financial measures to analyze financial performance without the impact of unusual items that may obscure trends in the Company's underlying performance. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. BB&T's management uses these measures to evaluate the underlying performance and efficiency of its operations. BB&T's management believes these measures reflect core trends of the business, excluding purchase accounting amortization that will cease in the future, while the acquired business will remain. Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies. Asset quality ratios have been adjusted to remove the impact of acquired loans and foreclosed property covered by the FDIC loss sharing agreements as management believes their inclusion results in distortion of those ratios and may not be comparable to other periods presented or to other portfolios that were not impacted by purchase accounting. A reconciliation of these non-GAAP measures to the most directly comparable GAAP measure is included on the Investor Relations section of BB&T's website (*www.bbt.com/investor*) and as an appendix to this presentation.

BB&T Performance Highlights

BB&T is one of three regional banks to remain
profitable through the credit cycle, significantly strengthening our brand

Fundamental core performance remains strong
and underlying business performance is improving

BB&T generated across-the-board improvements in credit in the
fourth quarter and expects these trends
to continue in coming quarters

BB&T has maintained positive revenue growth in a very challenging
environment, including record revenues for 2010

We are among industry leaders in capital and believe we meet the new
Basel III capital standards

BB&T is well-positioned for future
organic growth and strategic opportunities

BB&T is...

- A values-driven highly profitable growth organization. During the last two decades, our growth came largely from mergers as the economics of combinations were compelling. In the mid-2000's, we turned our attention to an organic growth strategy, which proved very effective. More recently, while maintaining our focus on organic growth, we are well positioned for strategic opportunities, such as our FDIC-assisted acquisition of Colonial Bank.

- Our fundamental strategy is to deliver the best value proposition in our markets. Recognizing value is a function of quality to price, our focus is on delivering high quality client service resulting in a perfect client experience.

- Our over-arching purpose is to achieve our vision and mission, consistent with our values, with the ultimate goal of maximizing shareholder returns.

BB&T Corporation*

NYSE Traded	BBT
Headquarters	Winston-Salem, NC
Founded	1872
Market Cap	$ 18.3 billion
Branches	1,783
FTE's	31,354
Asset Size	$157.1 billion
Deposits	$107.2 billion
Loans	$107.3 billion
Total Invested Assets	$ 83.5 billion
Clients	6.54 million

As of December 31, 2010



Indiana Branches: 2
West Virginia 78 Branches $5.1 bn Deposits #1 Rank
Maryland 130 Branches $6.5 bn Deposits #7 Rank
District of Columbia 12 Branches $1.2 bn Deposits #7 Rank
Kentucky 89 Branches $4.0 bn Deposits #4 Rank
Virginia 392 Branches $19.8 bn Deposits #4 Rank
Tennessee 56 Branches $2.5 bn Deposits #6 Rank
Headquarters Winston-Salem, NC
North Carolina 359 Branches $22.1 bn Deposits #2 Rank
Alabama 87 Branches $3.8 bn Deposits #5 Rank
South Carolina 115 Branches $6.2 bn Deposits #3 Rank
Georgia 169 Branches $11.1 bn Deposits #5 Rank
Texas 23 Branches $808 mm Deposits #51 Rank
Florida 271 Branches $14.7 bn Deposits #5 Rank

Key Non-Bank Businesses

- AFCO/CAFO
- Capital Markets
- Equipment Finance
- Grandbridge
- Insurance
- Auto Finance
- Scott & Stringfellow
- Sheffield

Committed to Community Banking Model

- 36 Banking Regions.
- Local decision-making
- Centralized support system
- Foundation for our sales and service culture model

Deposit Market Share data as of June 30, 2010
Source: FactSet, SNL Financial

Culture Matters
Values are Consistent and Important

Value System



HAPPINESS
SELF-ESTEEM
PRIDE

SUCCESS
PRODUCTIVITY
TEAMWORK/MUTUAL SUPPORTIVENESS
JUSTICE

JUDGMENT
REALITY
REASON
INDEPENDENT THINKING

CHARACTER
HONESTY
INTEGRITY

Value System

↓

Attract / Train and Retain the right people

↓

Perfect Client Experience

↓

Revenues

↓

Superior Shareholder Long-term Returns

Offering Less Volatile, More Predictable Revenue and Earnings Stream

Diverse Revenue Mix [1]



Financial Services 9%

Treasury 2%

Insurance Services 11%

Specialized Lending 9%

Community Banking 60%

Sales Finance 2%

Residential Mortgage 7%

GAAP Revenues: $9.4 billion for 2010

Revenue Growth through the Cycle

2010 vs. 2007 [2, 3]

BB&T	**18.9%**
Peer 1	**16.5%**
Peer 2	**9.0%**
Peer 3	**9.0%**
Peer 4	**8.5%**
Peer 5	**7.9%**
Peer 6	**5.6%**
Peer 7	**4.3%**
Peer 8	**(2.5%)**
Peer 9	**(3.8%)**
Peer 10	**(6.2%)**
Peer 11	**(12.3%)**
Peer 12	**(15.0%)**

[1] Based on segment revenues, excluding other and parent/reconciling items.
[2] Adjusted for large acquisitions (BB&T/ Colonial, PNC/NatCity/Sterling/Yardville, US Bancorp/FBOP/Downey/PFF, Huntington/Sky Financial, Fifth Third/First Charter, M&T/Provident, M&I/First Indiana, Capital One/Chevy Chase) and select one-time items.
[3] Peers include: CMA, COF, FITB, HBAN, KEY, MI, MTB, PNC, RF, STI, USB, and ZION

Consistent Long-Term Earnings Power

Pre-tax Pre-provision Earnings



As originally reported 15-year compound annual growth rate 18.1%

Superior Earnings Power Returns

Pre-tax Pre-provision ROA[1]



1 Pre-tax, pre-provision earnings / Avg. Assets
2 Peers include: CMA, FITB, HBAN, KEY, MI, MTB, PNC, RF, STI, USB, and ZION. Excludes COF.
   Source: SNL and Company Reports

2010 Fourth Quarter Highlights

➢ **Record annual revenues**

➢ **Strong improvement in earnings**

  ❑ 4Q10 net income available to common shareholders of $208 million, up 12.4% compared to 4Q09

  ❑ 4Q10 EPS totals $.30, up 11.1% compared to 4Q09

  ❑ 2010 net income available to common shareholders of $816 million, up 11.9%

➢ **Average loans grew annualized linked quarter**

  ❑ 28.7% growth in Mortgage   ❑ 6.3% growth in Sales Finance

  ❑ 6.9% growth in C&I   ❑ 7.4% growth in Revolving Credit

➢ **Low cost deposits increased substantially**

  ❑ Noninterest-bearing deposits up 18.3% on an annualized linked quarter basis

  ❑ Transaction account deposits up 19.0%

➢ **Credit metrics improved across the board**

  ❑ Sold approximately $343 million in problem loans during the quarter

  ❑ Sold approximately $249 million in OREO during the quarter

  ❑ Approximately $125 million under contract to sell at quarter end

  ❑ OREO, NPLs, TDRs, delinquent loans, NPL inflows and watch list loans all declined this quarter

Diverse Sources of Revenue and Loan Growth

➢ **C&I vs. CRE mix improvement**

  ❑ Commercial lending produced a record $10.3 billion in the fourth quarter

  ❑ December was the best closing month for commercial loans in our history

  ❑ 2010 new production mix 84% C&I, 16% CRE

  ❑ New commercial commitments were up 89% on an annualized linked quarter basis

➢ **Corporate Banking**

  ❑ 25% growth in large corporate banking compared to 4Q09

➢ **Small Business**

  ❑ 5% growth in total households compared to last year

  ❑ Bundling sales efforts 25% more effective compared to last year

  ❑ SBA most active lender in NC and Virginia

➢ **Mortgage Lending**

  ❑ Strong 4Q originations of $8.4 billion

➢ **Revenue per FTE increased 9.3% compared to year-end 2009**

➢ **Trust and Investment Advisory**

  ❑ Trust and investment advisory revenues increased 10.5%

  ❑ Wealth produced record revenues – up 29% compared to 4Q09

➢ **Investment Banking and Brokerage**

  ❑ Record revenues

  ❑ Equity Capital Markets and Debt Capital Markets record deal closings

We plan to hire several hundred revenue producers in 2011

Diverse Sources of Revenue
Insurance Services

➢ Insurance is a Core Competency for BB&T

 ❑ BB&T operates the 6th largest insurance distributor in the World[1]

 ❑ Approximately $9.2 billion in premiums and in excess of $1 billion in revenues in 2010

➢ Ranked #1 in Productivity among the World's top 10 brokers six years in a row

➢ Achieved 10-year Compound Annual Growth Rate in Revenues of 23%

 ❑ Consistently maintained client-retention above industry norm

 ❑ Consistently a top performer in organic revenue growth among the top ten brokers – moving market share

 ❑ Supplemented growth through strategic acquisitions

  ○ 80 acquisitions in the last 15 years

➢ Well positioned to pursue new acquisitions

➢ Currently re-engineering Employee Benefits Services for our clients

[1] Source: Business Insurance Magazine

Diverse Sources of Revenue
Wealth - Investing to Drive Revenue Growth

- ➢ Brought in new leadership
  - ❑ Strengthened infrastructure
  - ❑ Serving all segments (emerging affluent, private financial services, wealth)
  - ❑ Realigned existing staff to optimize large markets
- ➢ Strategic Vision
  - ❑ Key is to become the "Trusted Advisor – Wealth Advocate" for our clients
  - ❑ By executing a planning centric, relationship management based model
    - ○ Develops roadmap for client objectives
- ➢ Execution
  - ❑ Build out Colonial markets
  - ❑ Added 110 new producers / investment counselors in 2010
  - ❑ Developed and launched Unified Managed Account
- ➢ Results
  - ❑ Revenues totaling $248 million in 2010, up 33% over two years
  - ❑ Positive operating leverage for last two years
- ➢ Tremendous opportunity for growth
  - ❑ Continuing to invest with 70 planned hires for 2011
  - ❑ Recently launched Ultra Affluent Private Client Group
  - ❑ Colonial acquisition provides greater access to Florida and Alabama markets
  - ❑ Cross-sell to existing commercial client base

Diverse Sources of Revenue
Corporate Lending / Capital Markets
Investing to Drive Revenue Growth and Asset Diversification

- **Established Common Leadership**
  - ❑ Operate client centric model – our commercial clients drive our business
- **Strategic Vision**
  - ❑ Grow the corporate segment
    - ○ Lend out of footprint only where we have industry expertise (i.e. 6 industry verticals - Government Services, Financial Services, Healthcare, C&I, Transportation and Retail)
    - ○ Develop a syndications team to lead credits
- **Execution**
  - ❑ Added more than 30 corporate bankers / analysts in 2010
    - ○ Hired generalist bankers and bankers with industry specialization to serve clients in and outside our footprint
    - ○ Developed the syndications team
    - ○ Recently added a 7th industry vertical – Energy
      - ▪ Houston-based lending team and Richmond-based research team
- **Results**
  - ❑ Integration – most of our capital markets clients are also bank clients
  - ❑ Record results in ECM and Debt Investment Banking (taxable and tax-exempt)
  - ❑ Corporate loans outstanding of $3.1 billion, up 25%, loan fees up 49%
  - ❑ Positive operating leverage for last two years
- **Tremendous opportunity for growth**
  - ❑ Continuing to invest with additional hires for 2011
  - ❑ Achieve full run rate from recent investments in coming years

Diverse Sources of Revenue
Specialized Lending
Past Investments Paying Off through Asset Diversification

Specialized Lending includes:

Retail	Commercial
❑ Regional Acceptance Corporation	❑ Grandbridge Real Estate Capital
❑ Lendmark Financial	❑ BB&T Equipment Finance
❑ Sheffield Financial	❑ AFCO/CAFO – Prime Rate

➢ Strategy

- ❑ Most businesses employ a national model
- ❑ Provide geographic diversity and loan granularity

➢ Results

- ❑ Specialized Lending contributed $855 million in 2010 revenues, up 18.1%
- ❑ Total portfolio experienced 5.4% average growth in 2010
- ❑ Net loan losses were down to 2.8% in 2010 versus 4.0% in 2009

➢ Tremendous opportunities for growth

- ❑ Expand Equipment Finance product offering to serve Corporate Banking clients
- ❑ Drive growth in Sheffield Financial as a result of several new manufacturer relationships
- ❑ Continue to evaluate strategic acquisitions

Overall Loan Growth Accelerated

Average Loans Held for Investment
($ in billions)



	4Q09	1Q10	2Q10	3Q10	4Q10
	$103.4	$102.6	$102.3	$102.3	$102.4

➢ Total loan production for the fourth quarter was $20.9 billion, up an annualized 54% compared to 3Q10

➢ Continued linked quarter growth in specialized lending

  ❑ Nonprime auto up 9.2%

  ❑ Equipment finance up 18.2%

  ❑ Small ticket finance up 9.4%

Average Loan Growth Highlights[1]
($ in millions)

	4Q10 vs. 3Q10 $ Increase (Decrease)	4Q10 vs. 3Q10 Annualized % Increase (Decrease)
C&I	$559	6.9%
Other CRE	(389)	(12.8)
Sales Finance (Automobile)	109	6.3
Revolving Credit	38	7.4
Mortgage	1,146	28.7
Specialized Lending	(109)	(5.4)
Direct Retail (Home equity)	(97)	(2.8)
Subtotal	**$1,257**	**5.5%**
ADC	$(746)	(67.3)%
Covered and other acquired loans	(479)	(27.0)
Total	**$32**	**0.1%**
Excluding NPL Initiative	**$1,021**	**4.0%**

[1] Excludes Loans Held for Sale after date of transfer.

Driving Positive Mix Change in Deposits



Average Client Deposits

($ in billions)

	4Q09	1Q10	2Q10	3Q10	4Q10
Client certificates of deposits	$32.6	$30.8	$28.7	$25.9	$22.1
Other client deposits	$50.6	$51.7	$50.2	$50.5	$52.6
Interest checking	$3.4	$3.7	$3.9	$3.5	$3.7
Noninterest-bearing deposits	$18.8	$18.5	$19.3	$20.1	$21.0

■ Noninterest-bearing deposits ■ Interest checking
■ Other client deposits ■ Client certificates of deposits

➢ Transaction account deposits are up 19% on an annualized linked quarter basis

➢ Increased net new transaction accounts by over 110,000 in 2010, a 95% increase over 2009

➢ Noninterest bearing deposits increased to 21% of client deposits in 4Q10 compared to 18% in 4Q09

➢ Interest bearing deposit cost decreased to .90% in 4Q10, compared to 1.23% in 4Q09

Average Deposit Growth Highlights

	4Q10 vs. 3Q10 Annualized % Increase (Decrease)
Noninterest-bearing deposits	18.3%
Interest checking	22.8
Other client deposits	16.7
Client certificates of deposits	(57.2)
Total client deposits	**(1.9)%**
Total deposits	**8.0%**

Net Interter Margin



Margin —▲—   Adjusted Margin[1] —■—

➢ Margin is benefiting from a more favorable asset and funding mix and a lower cost of funds

➢ Credit spreads are improving, and funding spreads remain stable

➢ The adjusted margin declined due to the securities de-risking strategy, while the GAAP margin remained more stable because of the positive impact from Colonial

➢ The impact on net interest income related to assets acquired in the Colonial transaction was a positive $42 million compared to last quarter

➢ We also identified additional impairment in certain loan pools resulting in a $100 million loan loss provision this quarter

➢ This provision is 80% offset under the terms of the loss sharing agreements, resulting in an $80 million increase in noninterest income

➢ The net positive impact on revenues was $12 million compared to last quarter

➢ We estimate a normalized margin in the 370s in 2-3 years.

• Margin will be negatively affected as the Colonial benefit is reduced over time

• Margin will be positively affected by
  – more favorable asset mix
  – more favorable deposit cost
  – benefits from improved rate environment
  – benefits from lower NPA drag

[1] Adjusted to reflect FDIC loss share asset as an earning asset. Adjusted margin is a non-GAAP measure used by management to calculate the margin assuming the FDIC indemnification asset was accounted for as an earning asset. Management believes this presentation is meaningful because it provides comparability with certain peers who have chosen this alternative presentation for the FDIC loss share asset.

Superior Net Interest Margin

Net Interest Margin



Risk-Adjusted Yield[1]



▲ BBT   ■ Peers[2]

➢ Margin is benefiting from a more favorable asset and funding mix and a lower cost of funds.

➢ Credit spreads are improving, and funding spreads remain stable

[1] Loan Yield less net charge-offs
[2] Peers include CMA, FITB, HBAN, KEY, MI, MTB, PNC, RF, STI, USB and ZION. Excludes COF.
[3] Excludes $67 million charge related to leveraged lease settlement
     Source: SNL and Company Reports.

De-Risking of Securities Produces Gains

Securities	Book Value	Net Gains	Yield
4Q10 Purchases	$7.6 billion	-	1.35%
4Q10 Sales	$6.5 billion	$99 million[1]	3.68%

- We have completed a strategic de-risking of the investment portfolio
- We significantly reduced OCI risk in light of the new Basel III capital rules
- Added a significant amount of floating rate securities to increase asset sensitivity and reduce OCI risk
- Floating rate securities composed 21.6% of the portfolio at year-end
- Included in the portfolio sales were $400 in non-agency MBS
- We became more asset sensitive due to our balance sheet actions



[1] Net of other than temporary impairment (OTTI)

Strong Fee Income and Efficiency



Strong Fee Income Ratio



Efficiency Ratio



Linked Quarter Credit Trends Improve Across the Board in 4Q10

↓ 7.2% Watch list	↓ 4.6% NPLs
↓ 11.5% Delinquencies	↓ 3.5% OREO
↓ 9.9% Performing TDRs	↓ 4.2% NPAs
↓ 10.2% NPL inflows	↓ 38.4% Net charge-offs

- **Credit trends improved for all metrics in the resolution cycle**

Inflow of New Problems Clearly Improving

Total Loans Past Due and Still Accruing[1,2]
($ in millions)



- $2,000
- $1,500
- $1,000
- $500
- $0

	4Q09	1Q10	2Q10	3Q10	4Q10
Loans 30 - 89 days past due	$1,663	$1,577	$1,488	$1,638	$1,408
Loans 90 days or more past due and still accruing	$311	$295	$278	$286	$295

■ Loans 90 days or more past due and still accruing ■ Loans 30 - 89 days past due

ADC Loans Held for Investment [3]



(EOP $ in billions)

4Q07	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10	4Q10
$8.7	$8.8	$8.6	$8.3	$8.0	$7.5	$6.9	$6.3	$5.8	$5.3	$4.7	$3.8	$3.4

- ➢ 7.2% decrease in watch list credits

- ➢ Total delinquencies declined 11.5%

- ➢ We saw notable improvement in commercial delinquencies, which decreased 39.6%

- ➢ We also saw a flat trend in retail delinquencies third quarter to fourth quarter, when we normally observe a seasonal increase in delinquencies

- ➢ Loans past due 30-89 days and still accruing reached lowest level since 1Q08

- ➢ On track to "right size" our ADC exposure - $2 billion to $3 billion

[1] Excludes covered and government guaranteed loans.
[2] Excludes mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase.
[3] As of December 31, 2010 there was $239 million in ADC loans held for sale.

23

Underlying Credit Trends Improved

Total Performing TDRs[1,2]
($ in millions)



- ➢ Performing TDRs decreased 9.9% linked quarter
  - ❑ Performing commercial TDRs decreased 25%
- ➢ 75% of TDRs are performing
- ➢ 87% of performing TDRs are current
- ➢ Only 26% of performing commercial TDRs are ADC loans

Inflows to Nonaccrual Assets
($ in millions)



- ➢ Inflows decreased 10.2% in total compared to 3Q10
  - ❑ Commercial inflows decreased 18.1%
  - ❑ Commercial inflows reflect aggressive efforts to resolve existing watch list accounts

[1] Excludes TDRs that are nonperforming totaling $479 million, $489 million, $480 million, $333 million and $248 million at December 31, 2010, September 30, 2010, June 30, 2010, March 31, 2010 and December 31, 2009, respectively. These amounts are included in total nonperforming assets.

[2] Excludes covered and government guaranteed loans.

NPAs Decrease for Third Consecutive Quarter



Total Nonperforming Assets[1]



Sales of Problem Assets

■ OREO   □ Problem Loans

- ➢ Continued strong momentum in NPA disposition strategy

- ➢ Sold approximately $600 million of nonperforming assets this quarter

- ➢ Average sales price for commercial note sales generally consistent with our targets

- ➢ The held for sale portfolio is marked to an average price consistent with actual sales results

- ➢ Remain committed to a 4 pronged strategy:
  - ❑ Short sales
  - ❑ 3rd party direct sales
  - ❑ 3rd party bulk sales
  - ❑ Will consider auction sales

[1] Excludes covered and government guaranteed assets.

Total Charge-offs Decrease Substantially



Net Charge-offs / Average Loans[1]

Core charge-offs | Writedowns on Transfer to LHFS

- 4Q09: 1.98%
- 1Q10: 1.99%
- 2Q10: 2.06%, .60%
- 3Q10: 1.80%, 1.74%
- 4Q10: 2.07%, .08%



Allowance for Loan and Lease Losses / Nonperforming Loans Held for Investment[1]

- 4Q09: 98%
- 1Q10: 96%
- 2Q10: 98%
- 3Q10: 130%
- 4Q10: 119%

➢ Total charge-offs decreased 38.4% compared to 3Q10

➢ The quarterly provision essentially covered charge-offs in the non-covered portfolio

➢ Maintained strong NPL coverage at 119%. Allocated reserves for ADC at 14%

➢ 4Q10 includes $100 million in provision for loan and lease losses related to the 03-3 review of cash flows in the covered loan portfolio

➢ Continued improvement in credit quality trends should allow reductions in provisions in future quarters

[1] Excludes covered loans.

Capital Among Industry Leaders[1]



Tier 1 Common Ratio

- 4Q09: BBT 8.5%, Peers 7.4%
- 1Q10: BBT 8.6%, Peers 7.5%
- 2Q10: BBT 8.9%, Peers 7.8%
- 3Q10: BBT 9.0%, Peers 8.3%
- 4Q10: BBT 9.1%, Peers 8.8%

Legend: BBT — Peers

➢ Capital levels increased during the fourth quarter

➢ BB&T's current projection of Tier 1 common under Basel III is 7.5%

➢ We believe internal capital generation provides flexibility to meet capital targets

➢ Management does not expect to issue common equity to comply with the new capital rules

[1] Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings. Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.
Peers include CMA, COF, FITB, HBAN, KEY, MI, MTB, PNC, RF, STI, USB and ZION

BB&T Among First Group to Increase Dividend



Current Dividend Yield of Stress-Tested Banks[1]

- ➢ BB&T received no objection to our proposed capital plan from bank regulators.

- ➢ We have announced a target dividend payout of 30% - 50% of earnings.

- ➢ We currently plan to call substantially all of our trust preferred securities in early 2013. BB&T plans to issue approximately $1.75 billion of Tier 1 qualifying instruments in advance of calling these securities.

- ➢ We are pleased to maintain one of the strongest dividend payouts in the industry.

Industry Leading Client Service

OVERALL BANK SATISFACTION*



BB&T	**63.9%**
Peer 1	
Peer 2	
Peer 3	

40   45   50   55   60   65

OVERALL BRANCH SATISFACTION*



BB&T	**76.7%**
Peer 1	
Peer 2	
Peer 3	

65   70   75   80

*From Maritz Research Retail Client Satisfaction Survey, represent percentage of "top box" scores, indicating a 9 or 10 rating on a 10-point scale. Peers include RF, STI and Wachovia





♦ **Winner of 19 Excellence Awards from Greenwich Associates; 17 National Awards and 2 Regional Awards**

♦ **Received more awards than any other financial institution in the nation**

♦ **Second consecutive year BB&T has received more awards than any other financial institution in the nation**

"Highest in Customer Satisfaction with Primary Mortgage Servicing."*

* Branch Banking and Trust received the highest numerical score among mortgage servicers in the proprietary J.D. Power and Associates 2010 Primary Mortgage Servicer StudySM. Study based on responses from 4,516 consumers measuring 19 companies and measures the satisfaction of consumers with their current mortgage servicer. Proprietary study results are based on experiences and perceptions of consumers surveyed in May-June 2010. Your experiences may vary. Visit jdpower.com

2011 Key Drivers

➢ **Loans**

  ❑ We expect a faster pace of growth in non-real estate loan portfolios with continued declines in commercial real estate, with overall growth of 3%-5% in loans held for investment

➢ **Deposits**

  ❑ Deposits up 1%-3% in total, with double-digit growth in transaction account deposits

➢ **Margin**

  ❑ In the high 390s for the year +/- 5 bps

➢ **Noninterest income**

  ❑ Relatively flat excluding securities gains

➢ **Noninterest expense**

  ❑ Flat to slightly down

➢ **Taxes**

  ❑ Full year effective tax rate expected to be approximately 20%

➢ **Net charge-offs**

  ❑ Trending down throughout 2011; through 1.50% late in the year

➢ **Other credit costs**

  ❑ Inflows - We expect continued steady declines in inflows, with more significant decreases in the second half of 2011

  ❑ NPAs – We expect continued declines in NPAs as we complete the disposition strategy

  ❑ TDRs – We expect decreases in TDRs including some cures next quarter

BB&T is Well-Positioned for the Future

➢ The underlying performance of our businesses is strong

➢ Our client service metrics are at historic highs

➢ C&I loan growth accelerated this quarter

➢ Maintaining positive revenue growth in a very challenging environment

➢ We expect meaningful declines in credit costs in coming quarters

➢ Strengths

- ❑ Re-intermediation
- ❑ Merger Opportunities
- ❑ Growing Markets
- ❑ Significant Investment in Revenue Growth Strategies
- ❑ Community Banking
- ❑ Best Team

Appendix

Non-GAAP Capital Measures

(Dollars in millions)

	As of / Quarter Ended				
	Dec. 31 2010	Sept. 30 2010	June 30 2010	March 31 2010	Dec. 31 2009
Selected Capital Information [1]					
Risk-based capital					
Tier 1	$13,959	$13,828	$13,594	$13,657	$13,456
Total	18,319	18,465	18,327	18,658	18,470
Risk-weighted assets [2]	118,169	117,894	116,073	117,410	117,167
Average quarterly tangible assets	153,349	149,253	153,399	157,603	158,061
Risk-based capital ratios					
Tier 1	11.8%	11.7%	11.7%	11.6%	11.5%
Total	15.5	15.7	15.8	15.9	15.8
Leverage capital ratio	9.1	9.3	8.9	8.7	8.5
Equity as a percentage of total assets	10.5	10.7	10.8	10.1	9.8
Book value per common share	$23.67	$24.11	$24.07	$23.80	$23.47
Selected Non-GAAP Capital Information [3]					
Tangible common equity as a percentage of tangible assets	7.1%	7.0%	7.0%	6.4%	6.2%
Tier 1 common equity as a percentage of risk-weighted assets	9.1	9.0	8.9	8.6	8.5
Tangible book value per common share	$15.43	$15.25	$14.93	$14.67	$14.44

[1] Current quarter regulatory capital information is preliminary.

[2] Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings.

[3] Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.

Non-GAAP Capital Measures

(Dollars in millions)

	As of / Quarter Ended				
	Dec. 31 2010	Sept. 30 2010	June 30 2010	March 31 2010	Dec. 31 2009
Calculations of Tier 1 common equity and tangible assets and related measures:					
Tier 1 equity	$ 13,959	$ 13,828	$ 13,594	$ 13,657	$ 13,456
Less:					
Qualifying restricted core capital elements	3,248	3,255	3,254	3,508	3,497
Tier 1 common equity	10,711	10,573	10,340	10,149	9,959
Total assets	$157,081	$157,230	$155,083	$163,700	$165,764
Less:					
Intangible assets, net of deferred taxes	6,391	6,419	6,502	6,519	6,553
Plus:					
Regulatory adjustments, net of deferred taxes	636	207	187	493	806
Tangible assets	151,326	151,018	148,768	157,674	160,017
Total risk-weighted assets [1]	$118,169	$117,894	$116,073	$117,410	$117,167
Tangible common equity as a percentage of tangible assets	7.1%	7.0%	7.0%	6.4%	6.2%
Tier 1 common equity as a percentage of risk-weighted assets	9.1	9.0	8.9	8.6	8.5
Tier 1 common equity	$ 10,711	$ 10,573	$ 10,340	$ 10,149	$ 9,959
Outstanding shares at end of period (in thousands)	694,381	693,560	692,777	691,869	689,750
Tangible book value per common share	$ 15.43	$ 15.25	$ 14.93	$ 14.67	$ 14.44

[1] Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings.

Non-GAAP Reconciliations

			Quarter Ended		
	Dec. 31 2010	Sept. 30 2010	June 30 2010	March 31 2010	Dec. 31 2009
Efficiency ratio – GAAP	60.9%	57.3%	61.7%	61.2%	58.5%
Effect of securities gains (losses), net	2.4	5.6	5.1	(.1)	-
Effect of merger-related and restructuring charges, net	(.2)	(.4)	(1.6)	(.7)	(.4)
Effect of contingency reserve	-	-	-	.5	-
Effect of losses/writedowns on NPA disposition loans	(1.5)	(.6)	-	-	-
Effect of payroll services gain	-	-	-	-	.7
Effect of Colonial revaluation adjustments	-	-	-	-	.3
Effect of Colonial premises and equipment adjustments	-	-	-	.8	-
Effect of FDIC loss share accounting	2.0	.6	-	.3	-
Effect of foreclosed property expense	(7.1)	(7.1)	(10.1)	(8.1)	(6.2)
Effect of amortization of intangibles	(1.2)	(1.3)	(1.4)	(1.5)	(1.5)
Efficiency ratio – reported	55.3	54.1	53.7	52.4	51.4
Fee income ratio – GAAP	41.3%	45.2%	42.7%	38.5%	41.7%
Effect of securities gains (losses), net	(2.5)	(5.8)	(5.5)	.1	-
Effect of payroll services gain	-	-	-	-	(.7)
Effect of losses/writedowns on NPA disposition loans	1.6	.6	-	-	-
Effect of FDIC loss share accounting	1.4	2.3	3.6	.4	-
Effect of Colonial revaluation adjustments	-	-	-	-	.2
Fee income ratio – reported	41.8	42.3	40.8	39.0	41.2

Non-GAAP Reconciliations

	As of / For the Quarter Ended				
	Dec. 31 2010	Sept. 30 2010	June 30 2010	March 31 2010	Dec. 31 2009
Asset Quality Ratios (including amounts related to covered loans and covered foreclosed property)[1,2]					
Loans 30-89 days past due and still accruing as a percentage of total loans and leases	1.65%	1.86%	1.83%	1.85%	1.93%
Loans 90 days or more past due and still accruing as a percentage of total loans and leases	1.34	1.53	1.74	1.66	1.60
Nonperforming loans and leases as a percentage of total loans and leases	2.49	2.64	2.77	2.71	2.51
Nonperforming assets as a percentage of:					
Total assets	2.73	2.81	2.90	2.79	2.61
Loans and leases plus foreclosed property	3.94	4.11	4.24	4.31	4.02
Net charge-offs as a percentage of average loans and leases	2.02	3.31	2.48	1.84	1.83
Allowances for loan and lease losses as a percentage of loans and leases held for investment	2.62	2.56	2.66	2.65	2.51
Ratio of allowance for loans and lease losses to:					
Net charge-offs	1.27 X	.75 X	1.06 X	1.41 X	1.34 X
Nonperforming loans and leases held for investment	1.26	1.32	.98	.96	.98

Applicable ratios are annualized.

[1] Excludes mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase.

[2] Excludes mortgage loans guaranteed by the government.

Non-GAAP Reconciliations

	As of / For the Quarter Ended				
	Dec. 31 2010	Sept. 30 2010	June 30 2010	March 31 2010	Dec. 31 2009
Asset Quality Ratios (excluding amounts related to covered loans and covered foreclosed property)[1,2,3]					
Loans 30-89 days past due and still accruing as a percentage of total loans and leases	1.39%	1.65%	1.53%	1.63%	1.69%
Loans 90 days or more past due and still accruing as a percentage of total loans and leases	.29	.29	.28	.30	.32
Nonperforming loans and leases as a percentage of total loans and leases	2.64	2.82	2.97	2.91	2.71
Nonperforming assets as a percentage of:					
Total assets	2.64	2.76	2.93	2.82	2.65
Loans and leases plus foreclosed property	3.88	4.12	4.37	4.46	4.18
Net charge-offs as a percentage of average loans and leases[4]	2.15	3.54	2.66	1.99	1.98
Allowances for loan and lease losses as a percentage of loans and leases held for investment	2.63	2.69	2.84	2.84	2.72
Ratio of allowance for loans and lease losses to:					
Net charge-offs	1.20 X	.74 X	1.05 X	1.40 X	1.34 X
Nonperforming loans and leases held for investment	1.19	1.30	.98	.96	.98

Applicable ratios are annualized.
[1] Excludes mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase.
[2] Excludes mortgage loans guaranteed by the government.
[3] These asset quality ratios have been adjusted to remove the impact of covered loans and covered foreclosed property. Appropriate adjustments to the numerator and denominator have been reflected in the calculation of these ratios. Management believes the inclusion of acquired loans in certain asset quality ratios that include nonperforming assets, past due loans or net charge-offs in the numerator or denominator results in distortion of these ratios and they may not be comparable to other periods presented or to other portfolios that were not impacted by purchase accounting.
[4] Excluding the impact of losses and balances associated with BB&T's NPA disposition strategy, the adjusted net charge-offs ratio would have been 2.07%, 1.80%, and 2.06% for the fourth quarter of 2010, third quarter of 2010 and second quarter of 2010, respectively.



BB&T Corporation

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